Exhibit (a)(1)(vi)

NORTH HAVEN PRIVATE INCOME FUND

MORGAN STANLEY PRIVATE CREDIT | INVESTOR UPDATE | SEPTEMBER 2026

Dear Investor,

Thank you for your continued investment in North Haven Private Income Fund LLC (“PIF” or the “Company”) and for your ongoing trust in Morgan Stanley Private Credit. We are writing to provide an update on the Company and the results of its most recent quarterly unit repurchase offer.

In connection with the third quarter repurchase offer, the Company received repurchase requests representing approximately 11.4%(1) of units outstanding as of June 30, 2026. Consistent with prior quarters and as disclosed in the Company’s offer to purchase, 5.0% of outstanding units(2) will be repurchased on a prorated basis, at a price equal to the net asset value (“NAV”) per unit as of September 30, 2026, with approximately 43.8%(3) of each investor’s tender request fulfilled.

Notably, nearly two thirds of repurchase requests for the quarter are associated with unitholders whose repurchase requests were prorated in the prior two repurchase offers. We believe the composition and stabilization of request activity may indicate the durability of the Company’s investor base. Upon completion of this quarter’s repurchases, investors who sought full tender of their units during the prior two repurchase offers will have received more than 80% of their requested tendered amount.(4)

After accounting for new subscriptions and dividend reinvestments, the estimated net impact of the tenders on the Company’s NAV is approximately $101(5) million, representing approximately 3.2%(6) of the Company’s NAV on June 30, 2026.

In addition to prudent capital deployment, maintaining a disciplined capital structure and stable leverage profile remain core priorities. PIF repurchased units with an aggregate value of approximately $479 million across three repurchase periods ending September 30, 2026, while maintaining leverage at the low end of its target range and preserving substantial available liquidity. As of July 31, 2026, the Company’s debt-to-NAV ratio remained stable at 0.94x. We believe PIF remains well positioned from a liquidity and capital management perspective with more than $2.0 billion in undrawn debt capacity and cash as of July 31, 2026. In addition, the combination of portfolio cash flows, repayment activity, and more than $350 million of liquid loans support the Company’s ability to selectively deploy capital while maintaining flexibility to meet repurchase obligations.

The Company’s unit repurchase framework is designed to provide investors with periodic liquidity, while aligning with the inherently less liquid nature of the Company’s underlying investments and positioning the portfolio to capture attractive opportunities as they arise. We believe that PIF and the broader Morgan Stanley Private Credit platform remain well positioned due to our scale, strong sourcing capabilities, diligent underwriting, active portfolio management and patient capital base.

We continue to observe constructive market conditions, including improved lending terms and healthy sponsor activity as compared to the start of the year, along with broadly stable credit fundamentals across the portfolio. We are also seeing a rally in broadly syndicated loans, with particular rebound in software-related credits. We believe these trends suggest a more constructive and improving market environment compared with the more uncertain conditions that characterized the start of the year.

We remain focused on managing the Company with discipline, transparency, and a long-term perspective, and we thank you for your continued partnership.

Sincerely,

Morgan Stanley Private Credit

On behalf of North Haven Private Income Fund Management Team

SEPTEMBER 2026 | NORTH HAVEN PRIVATE INCOME FUND	1

Important Notice

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS and there can be no assurance that PIF will achieve its objectives or avoid substantial losses. Opinions expressed herein reflect the current opinions of MS Capital Partners Adviser, Inc. (the “Adviser”) as of the date hereof (unless otherwise specified) and are based on the Adviser’s opinions of the current market environment, which is subject to change.

Certain information contained in this document constitutes “forward looking statements,” which can be identified by the use of forward looking terminology such as “may,” “will,” “expect,” “intend,”“anticipate,”“estimate,”“believe,” “continue” or other similar words, or the negatives thereof. These may include PIF’s financial projections and estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, and statements regarding future performance. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. PIF believes these factors include but are not limited to those described under the section entitled “Risk Factors” in its most recent annual report on Form 10-K and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”) which will be accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in PIF’s SEC filings. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities in the Company or in any fund or account sponsored by the Adviser. An offer may be made only through a confidential private placement memorandum of the Company, the Company’s constituent documents and SEC filings.

End Notes

(1)	Estimated pending final transfer agent processing of tender requests.
(2)	Calculated as units outstanding as of June 30, 2026.
(3)	Estimated pending final transfer agent processing of tender requests.
(4)	Representative outcome of an investor who submitted a full tender request for each of the first, second and third quarter tenderwindows of 2026.
(5)

Estimated based on July, August and September 2026 inflows, dividend reinvestments and value of 5.0% repurchase amount using August 1, 2026, unit purchase price. Final repurchase amount will be determined using September 30, 2026 NAV per unit.

(6)	Estimate calculated using August 1, 2026, unit purchase price. Final repurchase amount will be determined using September 30, 2026 NAV per unit.

SEPTEMBER 2026 | NORTH HAVEN PRIVATE INCOME FUND	2